Cultivating Our Roots For Strength and Growth.


DAKOTA GROWERS PASTA CO.

Dakota Growers Pasta Company
2007 Annual Report

2007 FINANCIAL HIGHLIGHTS

(In Thousands, Except Per Share Data)

	2007	2006	DOLLAR CHANGE	PERCENTAGE CHANGE
Net Revenues	$191,062	$171,509	$19,553	11.4% ↑
Net Income	$6,608	$4,373	$2,235	51.1% ↑
Earnings per Common Share	$0.52	$0.30	$0.22	73.0% ↑


$136,806
$144,679
$155,619
$171,509
$191,062
2003
2004
2005
2006
2007

NET REVENUES
(In Thousands)


$ (429)
$ 336
$ 2,513
$ 4,373
$ 6,608
2003
2004
2005
2006
2007

NET INCOME
(In Thousands)


$(0.03)
$0.03
$0.19
$0.30
$0.52
2003
2004
2005
2006
2007

EARNINGS PER COMMON SHARE

LETTER TO OUR SHAREHOLDERS

Fiscal 2007 marked another record year for Dakota Growers as the pasta industry continued down a path of consolidation and rationalization. Our record operating results for fiscal 2007 were accomplished in a market environment challenged with escalating durum cost and lagging price adjustments. Highlights for fiscal 2007 include:



- Record net revenues of $191.1 million, up 11.4% over 2006
- Net income grew 51% to $6.6 million, compared to $4.4 million in 2006
- Net earnings increased to 52 cents per common share, a 73% increase compared to 30 cents per common share in 2006
- Operating income was up 49% over 2006 at $12.5 million

Pasta revenues grew 10% to $176 million in fiscal 2007, a new Company milestone. The increase resulted from higher per unit selling prices and higher pasta sales volumes, particularly in the ingredient market which was up 25.1% over fiscal 2006. Foodservice sales grew 8.6% while retail increased 5.6%, which was attributed primarily to co-pack sales. We also achieved strong performance from our milling operations as mill sales grew 30% over fiscal 2006, which was attributed to an increase in both traditional and organic semolina sales and higher byproduct values.

The healthy pasta category continued to show impressive growth this past year with volume up 28%, compared to traditional white pasta retail volume sales declining 3.5%. We believe our Dreamfields® brand is well positioned for further expansion in the healthy category as consumers become aware of its healthy attributes. Our successful repositioning of Dreamfields as a low glycemic pasta alternative for people with diabetes boosted sales to $14.6 million as measured by Nielsen, which is a 7% increase over a year ago. The successful marketing effort to reposition Dreamfields led the Company to make the strategic decision to negotiate the purchase of all remaining shares from our DNA Dreamfields partners. The transaction was completed in September 2007, and the Company now has 100% of

No. 1 Hard Amber Durum Wheat
(Minneapolis $ per bu)


$25.00
$20.00
$15.00
$10.00
$5.00
7-30-04
2-01-05
7-29-05
1-31-06
8-01-06
1-30-07
7-31-07
10-30-07

Source: Milling and Baking News

the marketing rights for not only low digestible carbohydrate pasta, but also for any Dreamfields line extensions into rice and potatoes.

Besides growing our market share in the healthy pasta category with Dreamfields, we launched several new whole grain/whole wheat pasta products into the private label sector. Our private label customers have been very pleased with the successful introduction of these new items and have indicated they will extend their private label healthy pasta line, giving us the opportunity to grow a segment of our private label business that offers higher margins.

The successful completion of the New Hope plant expansion and renovation gave us the capacity and flexibility to take advantage of several new business opportunities in fiscal 2007, primarily in the ingredient and co-manufacturing sectors. These opportunities not only filled our new capacity, but allowed us to improve the mix of business between the Carrington and New Hope plants which resulted in improved operating and logistic efficiencies. This, in combination with higher pasta prices and sales volumes, positively impacted fiscal 2007 operating results. These positive factors were partially offset by the higher cost of durum wheat, packaging and other pasta ingredients.

Durum was the primary cost driver in fiscal 2007 and continues to be a major concern going into fiscal 2008. Crop failures in Europe and Australia have created record export demand for North American durum, driving prices to record high levels. The Company has generally been successful in obtaining price increases to offset the higher cost of durum, but the effective dates of the sales price increases often lag behind the increase in durum costs. Fiscal 2008 is no exception, except the negative impact caused by lagging price increases will be somewhat offset with new crop contracts made possible through the expansion of our Farm Direct Program. With bio-fuel crops becoming even more of a threat to durum acres, we feel our Farm Direct Program will continue to be a valuable asset for the Company in securing an adequate supply of durum to meet our customers' future requirements.

Our agronomy research program continues to show good progress in offering growers durum varieties developed by the Company that offer high yield and disease resistance. We were successful in selling all of our available Grand D'oro seed last year for new crop production contracts, which was the back bone to our Farm Direct Program deliveries. We were pleased with the seed increase last season of our new 3141 variety, known now

DAKOTA GROWERS MARKET SEGMENT REVENUES (In Millions)


Retail
Foodservice
Ingredient
$100.0
$80.0
$60.0
$40.0
$20.0
$76.7
$81.8
$86.3
$46.8
$49.8
$54.1
$21.6
$28.2
$35.3
2005
2006
2007

as DG Star, which is scheduled to be released for our 2008 production contracts. Our expectations are high for DG Star as it continues to show excellent disease resistance, high yields and superior pasta cooking quality. The biggest value we see in DG Star is its potential for moving durum production back into the traditional Durum Triangle growing area of North Dakota, which would benefit the Company by lowering transportation costs to the Carrington mill.

We took an important step in creating liquidity for our shareholders as the Board of Directors approved the repurchase of 3.9 million shares of common stock for a price of $10 per share in fiscal 2007. The transaction was funded by $20 million of new equity from MVC Capital and Labella Holdings and $20 million of debt. We are pleased that MVC Capital and Labella Holdings chose to invest in Dakota Growers at $10 per share. We expect their support and expertise will be of great value to the Company if and when strategic opportunities arise in the future. All in all, we are proud of our fiscal 2007 record results and our growth trend over the past three years. Even with the high cost of durum, we are cautiously optimistic that we can continue the positive trend into fiscal 2008.



Jack Dalrymple
Chairman of the Board



Timothy J. Dodd
President and CEO

AGRONOMY



"In 2006, we released DG Star, which has the highest rating of scab resistance compared to all named durum varieties."

DG Star – Identity Preservation

Since the inception of our agronomy program in 1999, our mission has been to develop an outstanding durum variety for our shareholders that is tolerant to Fusarium Head Blight, while providing superior pasta cooking results. Through our arrangement with WestBred Inc., Primo D'oro was released in 2004 and Grande D'oro in 2005, each with moderate resistance to scab. In some of our western growing regions of North Dakota, Grand D'oro is providing excellent yields and above average quality. In 2007, we released DG Star, which has the highest rating of scab resistance compared to all named durum varieties. DG Star also has excellent gluten quality and won first place in the ND Wheat Commission pasta quality competition for the 2006 crop.

We expect that DG Star will be widely used in our farmer direct Identity Preservation program. Under DGPC's Identity Preservation program, we select specific grain varieties that have superior semolina milling and pasta cooking quality characteristics. These varieties are segregated for total traceability from the farm through the mill and into packages of pasta that carry an IP identification symbol. Processing only selected durum varieties has a direct impact on pasta cooking quality and performance, resulting in pasta with a brighter amber color, more al dente texture, more resistance to overcooking, improved reheatability, improved handling and durability and a nuttier, wheat taste.



STATE OF THE INDUSTRY



We've invested $15 million in a new pasta line and a new packaging line at our New Hope, Minnesota plant, increasing capacity by 35%.

A Healthy Outlook

Consumer demand for more nutritious foods and beverages is dominating the food industry at every level. The multiple dimension of nutrition is likely to drive significant opportunity for years ahead. Convenient nutrition, functional nutrition and delivering specific health benefits to individuals, from children to seniors, are shaping the food industry and the way we market to consumers.

Pasta Mega Category
$7.0 Billion Sales in 2006
(Percentage Change Compared to 2004)

Dry Pasta	24.5%	0.6%↓
Frozen/Refrigerated	4.4%	0.6%↑
Dry Pasta Dinners	25.1%	1.3%↓
Soup Mixes	8.8%	1.1%↓
Canned Pasta	11.2%	0.6%↓
Frozen Italian Meals	26.1%	3.1%↑

Source: Nielsen - Total US Food / Drug / Mass Including Wal-Mart

The pasta mega category reached $7 billion in 2006 according to Nielsen. Within every category, consumers are shifting to 'better-for-you' options that include whole grain, organic or functional pastas like Dreamfields.

Between June 2006 and 2007, more than half of the 26,000 new food products launched carried a health claim. Healthfulness, now fourth to taste, price and convenience, is playing a much greater role in the consumer's buying decision than ever before.

CONSUMER TRENDS



Americans are Becoming More Health Conscious
66% of American Adults & 16% of Children are Overweight
54 Million Americans have Pre-Diabetes
21 Million Americans Live with Diabetes
Source: Centers for Disease Control and Prevention



Weighing in with Consumers. Most Americans believe that they can control their health through diet and exercise. People are increasingly more interested in functional foods and the benefits they deliver to help reduce the risk of certain diseases and health conditions.

Carbohydrates continue to weigh in on consumers' minds and their waistlines. According to the 2007 Food and Health Survey conducted by the International Food Information Council, 55% of Americans are concerned with the amount of carbohydrates they consume and 52% are concerned with the type of carbohydrates they consume. Whole grains, fiber-packed and low-glycemic foods are sought out because they are digested more slowly, providing sustained energy and aiding in weight management.

RETAIL

Even as the landscape of the pasta aisle changes, dry pasta is purchased by 85% of all U.S. households. While total volume within the supermarket pasta category continues to slide, dollar sales are up, driven predominantly by "good-for-you" pasta options. Healthy pastas now account for over $143 million or 12% of total pasta sales. This is an increase of 26% in dollar sales and 28% in volume for the 52-weeks ending October 6, 2007. Traditional white pasta sales increased just slightly more than 1% in dollar sales and lost 3.5% in volume for the same time period.

US Supermarket Retail Pasta Sales
(In Billions)



$1.30
$1.25
$1.20
$1.15
$1.11
$1.10
$1.05
$1.00
2002
2003
2004
2005
2006
2007
Healthy Pasta
Traditional Pasta

Source: Nielsen - For 52-Week Periods Ending 10/6



DREAMFIELDS
HEALTHY CARB LIVING
TM

Dreamfields dollar sales grew nearly 7% this last year to $14.6 million according to Nielsen. More than 300 pasta items are identified by Nielsen in the "good-for-you" pasta category and all six Dreamfields items rank in the top 30 in dollar sales. Dreamfields markets directly to people with diabetes and pre-diabetes. Consumers are extremely loyal to Dreamfields because it has traditional pasta taste and al dente texture with the unique health benefits of 5 grams digestible carbs and a 65% lower glycemic index than regular pasta. Plus, Dreamfields is packed with 5 grams of fiber, which is 20% of the recommended daily intake.

Sales of "good-for-you" store brand pastas quadrupled this past year, reaching $12.7 million in sales for 52-weeks. We expect this to be an area of continued growth and opportunity for us as a major supplier of retailer store brands.

FOODSERVICE

Pasta is in a very good position in foodservice. Italian ranks as the most popular ethnic food prepared with continued consumer interest in regional recipes and indigenous ingredients from the Mediterranean. According to the R&I Menu Census, pasta is served at 62% of all commercial establishments and 78% of all non-commercial operations.

More national chain accounts are serving Dakota Growers' pasta. Of the top 25 national chains that menu pasta, Dakota Growers' pasta is served at 80%. Dakota Growers' pasta is selected because of its very consistent quality and performance. Our knowledge and passion about pasta, culinary support and superior quality assurance programs are part of every case that we sell.

Percent of foods eaten for dinner in past week

Age Group	18-34	35-49	50-64	65+
Pasta	61	63	52	64
Chicken/Turkey	52	52	57	49
Pizza	57	47	36	40
Hamburgers	46	49	43	43
Steak/Beef	41	42	48	49
Mexican Food	33	38	20	28
Fish	21	27	41	38
Eggs	26	28	33	36
Pork	21	25	32	32
Ham	11	13	14	19
Meatloaf	8	10	9	14

Source: The 2005 Gallop Study of Home Meal Replacement

Pasta is the most enjoyed food on the menu by most Americans, according to a Gallop study of Home Meal Replacement. With the exception of the baby-boomers, pasta is the top entrée choice of all age groups. Baby-boomers, who are likely more concerned about their health and weight, are more likely to buy "good-for-you" pasta options. Health and wellness trends are beginning to blend into menus because of the way chefs are preparing food and how companies are marketing to consumers.

Typically new culinary trends originate in foodservice. However, the latest trends for pasta are starting at retail, driven by consumers who are looking for products that deliver taste and health. Eating out is often viewed as an indulgence as consumers tend to enjoy a meal not normally prepared at home. But diners everywhere are looking for more flavorful, fresh and healthy options.

An increasing amount of restaurant chains are adding whole grain wheat pasta to their menu in response to consumers' appetite for healthier options. Some of America's favorite Italian restaurants are serving whole grain pasta to their guests, including Olive Garden's whole grain linguine and Buca di Peppo's whole grain penne rigate, which is served on request. These healthy pasta options account for up to 4% of pasta sales on the menu.

Our nation's schools are making concerted efforts to promote wellness among students. Dreamfields continues to grow as a healthy meal offering in many schools. Kids love the taste and school lunch directors love the healthy benefits and cooking performance. Over a quarter of a million students are enjoying Dreamfields as part of their school lunch meals, including Dekalb County, Georgia, one of the largest school districts in America. Pasta is one of the most frequently served foods in school lunch programs.



INDUSTRIAL

More of the consumers' pasta dollar is being spent on convenient meal solutions in the frozen food aisle. Nielsen reports that expenditures for frozen pasta entrees increased from 23% of the pasta dollar to 26% from 2004 to 2006. Convenient nutrition is significantly increasing. According to Mintel, 35% of the prepared foods introduced in 2007 made a health claim, including over half of the 310 new pasta dinner introductions.

Whole grain pastas are appearing more frequently in prepared foods, from soups to frozen entrées and dry dinner meal kits. Notable brands are offering more healthy nutrition and options for weight management.

Campbell Soup introduced Italian Wedding Soup with whole grain pasta. Lean Cuisine expanded its Spa Cuisine to include Sesame Stir Fry Chicken with whole wheat vermicelli. Kraft South Beach frozen dinners with whole grain wheat pastas deliver convenience, taste and health targeted to consumers who are managing their weight.

Organic and natural foods continue to grow as consumers attribute better health and quality to organic. Less is becoming more for those concerned about preservatives and unhealthy additives in processed foods. We are committed to providing quality organic pastas to our customers and expect the demand for organic products to continue. The highest purchasers of organic produce are Gen Y consumers. Highly populated coastal markets have higher organic purchases, especially in the West.



FORWARD-LOOKING STATEMENTS

Certain information included throughout this annual report and other Company reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning the Company's anticipated operating results, financial resources, changes in revenues and costs, growth and expansion, and research and development programs. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations, expressed herein and in other Company reports, SEC filings, statements and presentations. Such risks include, but are not limited to: a) consumer trends, b) the competitive environment in the semolina and pasta industries, c) pasta, semolina and by-product prices, d) durum wheat and other input costs, e) product concentration, f) product liability and g) government regulation and trade policies.

TABLE OF CONTENTS

MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

There is no established public trading market for the Company's Common Stock or Preferred Stock. As of October 11, 2007 there were 1,242 holders of the Company's Common Stock.

Ownership of shares of Common Stock may be transferred subject only to the requirements of the applicable securities laws. Holders of Series D Delivery Preferred Stock have a delivery right, but not a delivery obligation, to sell durum to the Company. The Company must approve all transfers of shares of Series D Delivery Preferred Stock.

Variable Investment Advisers, Inc. (VIA) has established an Alternative Trading System (ATS) to facilitate trading of the Company's Common Stock. We do not implicitly or explicitly endorse VIA or their web site, and we are not responsible for products and services that VIA provides. We do not stand behind VIA or receive any fees from them in connection with the services offered on their web site. A link to the web site of VIA is available through the "Investors" portion of the Company's website at www.dakotagrowers.com. VIA has been instructed by the Company to suspend trading on the ATS until further notice as the Company considers strategic alternatives.

Trading volumes of the Company's Common Stock have been minimal to date.

On February 9, 2007 the Company entered into a Stock Purchase Agreement ("Agreement") with MVC Capital, Inc. ("MVC") and La Bella Holdings, LLC ("LBH"). On May 10, 2007, the Company completed the transactions pursuant to the Agreement, in which MVC acquired 1,000,000 shares of Series F Convertible Preferred Stock and LBH acquired 1,000,000 shares of common stock for a price of $10 per share. The proceeds from the sale of shares to MVC and LBH were used to fund, in part, a repurchase of common stock from the Company's stockholders (other than MVC and LBH) pursuant to a tender offer made to stockholders. Based on the manner of sale and representations of MVC and LBH in the Stock Purchase Agreement, including a representation by each as to its status as an accredited investor within the meaning of Rule 501 of Regulation D, the Company believes that the issuance of securities to MVC Capital, Inc. and La Bella Holdings, LLC were private placements not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation D thereof. The Company therefore believes the offer and sale of the shares to MVC and LBH were exempt from the registration requirements of the Securities Act.

The following table provides information about the shares purchased by the Company in connection with the tender offer:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased As Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased Under the Program
May 2007	3,917,519	$10.00	3,917,519	None

(1) On March 26, 2007, the Company commenced a tender offer to purchase up to 3,920,000 shares of the Company's common stock at $10.00 per share in cash. The tender offer expired on April 27, 2007. The Company completed the purchase of shares pursuant to the tender offer in early May 2007.

During April 2007, two of the Company's employees exercised options for the purchase of 5,550 shares of the Company's common stock. The aggregate consideration received by the Company for the issuance of those shares was $22,200. The shares were issued in private placement transactions exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) of the Securities Act.

On December 14, 2006, the Company's Board of Directors authorized the payment of $0.01 per share dividend on its Series D Delivery Preferred Stock and a non-periodic dividend payment of $0.14 per share on its common stock, payable on January 3, 2007 to shareholders of record as of December 20, 2006.

On December 15, 2005, the Company's Board of Directors authorized the payment of $0.04 per share dividend on its Series D Delivery Preferred Stock and a non-periodic dividend payment of $0.04 per share on its common stock, payable on January 10, 2006 to shareholders of record as of December 19, 2005.

SELECTED FINANCIAL DATA

(In Thousands, Except Per Share Data and Ratios)

The selected financial data presented below for the fiscal years ended July 31, 2003 through 2007 has been derived from the audited consolidated financial statements of the Company.

Effective May 1, 2005, the Company began to include DNA Dreamfields Company, LLC in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2007, 2006 and 2005. See Note 2 of the consolidated financial statements for additional information.

The selected financial data set forth in this section should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal year ended July 31				
	2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
Net revenues	**$ 191,062**	$ 171,509	$ 155,619	$ 144,679	$ 136,806
Cost of goods sold	**165,575**	148,904	136,179	132,245	125,160
Gross profit	**25,487**	22,605	19,440	12,434	11,646
Marketing, general and administrative expenses	**12,973**	14,190	16,507	8,345	9,816
Loss on asset impairment	**–**	–	–	704	–
Operating income	**12,514**	8,415	2,933	3,385	1,830
Other expense - net	**(2,199)**	(2,143)	(1,817)	(2,835)	(2,364)
Noncontrolling interests	**52**	894	3,003	–	–
Income (loss) before income taxes	**10,367**	7,166	4,119	550	(534)
Income tax expense (benefit)	**3,759**	2,793	1,606	214	(105)
Net income (loss)	**6,608**	4,373	2,513	336	(429)
Dividends on preferred stock	**113**	451	–	–	3
Net earnings (loss) on common stock	**$ 6,495**	$ 3,922	$ 2,513	$ 336	$ (432)
Net earnings (loss) per common share - Basic	**$ 0.52**	$ 0.30	$ 0.19	$ 0.03	$ (0.03)
Weighted average common shares outstanding - Basic	**12,501**	13,169	$ 13,169	12,265	12,355
Cash dividends declared per common share	**$ 0.14**	$ 0.04	$ –	$ –	$ –

	As of July 31				
	2007	2006	2005	2004	2003
BALANCE SHEET DATA					
Cash	**$ 89**	$ 343	$ 229	$ 589	$ 5
Working capital	**20,800**	23,273	20,156	16,586	13,429
Total assets	**143,166**	134,249	135,130	119,415	122,390
Long-term debt (excluding current maturities)	**40,681**	28,545	25,385	21,087	28,263
Redeemable preferred stock	**–**	–	7	20	33
Stockholders' equity	**49,150**	64,592	61,132	58,619	53,818
OPERATING DATA					
Ratio of long-term debt to stockholders' equity	**.83x**	.44x	.42x	.36x	.53x

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

Dakota Growers is the third largest pasta manufacturer in North America. The Company has two production plants, located in Carrington, North Dakota and New Hope, Minnesota and generates a majority of its revenues from manufacturing pasta for the retail store brand and institutional markets, although we serve and continually look for opportunities in the entire dry pasta industry. Our identity preservation program provides our customers food safety, traceability and quality from the field to the plate. The Company also has a certified organic program and markets organic pasta through its Dakota Growers Pasta Co.® label, as well as into the private label retail, foodservice, and ingredient markets. The Company competes through low cost production, high product quality, flexibility and customer service.

Net income for the year ended July 31, 2007 totaled $6.6 million compared to net income of $4.4 million for the year ended July 31, 2006. Net earnings per basic common share, after the effect of dividends paid on the Company's Series D Delivery Preferred Stock, were $0.52 per share for the year ended July 31, 2007 compared to $0.30 for the year ended July 31, 2006. The company paid dividends of $113,000 ($0.01 per share) and $451,000 ($0.04 per share) on its Series D Delivery Preferred Stock and $1,844,000 ($0.14 per share) and $527,000 ($0.04 per share) on its common stock during the second quarters of fiscal years 2007 and 2006, respectively.

The Company's net revenues increased 11.4% for the year ended July 31, 2007 when compared to the year ended July 31, 2006. Higher per unit selling prices and higher pasta sales volumes contributed to the increase. Benefits derived from increased per unit selling prices and higher pasta sales volumes were partially offset by higher durum costs. Freight cost increases during fiscal year 2006 were driven by a combination of higher diesel fuel prices and reduced rail and truck availability. The Company's freight costs stabilized in fiscal year 2007.

During fiscal year 2006, the Company initiated a $15 million capital project at its New Hope, Minnesota facility to better balance its pasta production capabilities and improve operating costs. A main component of this project was the installation of a new, state-of-the-art short goods production line. The new short goods line, which became operational during the Company's second quarter of fiscal 2006, increased the New Hope plant's capacity by 35% to approximately 230 million pounds annually. The remainder of the project was completed in fiscal year 2007. Higher conversion costs per unit at the New Hope facility during the installation and start-up of the new production equipment negatively impacted the Company's results for fiscal year 2006 and the first half of fiscal year 2007. The Company also recorded a $683,000 and $598,000 loss on disposal during the years ended July 31, 2007 and 2006, respectively, related to the retirement of certain equipment in conjunction with the capital project at the New Hope facility.

The Company increased its economic ownership in DNA Dreamfields to 47% effective May 2005. DNA Dreamfields was originally formed by the Company and other food technology, manufacturing and consumer products marketing enterprises to develop, manufacture and sell low digestible carbohydrate pasta, rice and potatoes under the Dreamfields® brand name. In conjunction with the Company's increase in ownership in DNA Dreamfields, the DNA Dreamfields operating agreement was amended whereby Dakota Growers was named the managing member of DNA Dreamfields. The Company is the exclusive manufacturer of Dreamfields® pasta, and provides administrative, accounting, information technology, sales, customer service and distribution services to DNA Dreamfields.

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the purchase agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614. In conjunction with this purchase, the Company eliminated the noncontrolling interests and reduced recorded goodwill associated with DNA Dreamfields in the Company's first quarter of fiscal year 2008. The Company will continue to include DNA Dreamfields in its consolidated financial statements.

The Company believes that the Dreamfields® line of products is well suited for consumers seeking healthy eating alternatives. Dreamfields® pasta has a 65% lower glycemic index than regular pasta as well as 5 grams of digestible carbs and 5 grams of fiber per serving. The Dreamfields® pasta products carry a higher selling price and higher profit margins than traditional pasta.

In 2005, a new trend toward high fiber products developed, displacing some of the low carbohydrate consumption. While still small relative to the total pasta category, the consumption of these whole wheat/whole grain products continues to grow. Dreamfields® pasta offers fiber benefits similar to the levels of other whole wheat/whole grain pastas while maintaining the integrity of the taste and low carbohydrate traits. Dakota Growers also manufactures and sells traditional whole wheat/whole grain pastas.

The cost of production of dry pasta is significantly impacted by changes in durum wheat market prices, which have varied widely in recent years. The Company attempts to manage the risk associated with durum wheat cost fluctuations through cost pass-through mechanisms with our customers and forward purchase contracts for durum wheat. Volatility with respect to the price of the basic raw material for the Company's products leaves it subject to wide variation in its costs from year to year. As a result, factors which impact the size and quality of the durum wheat crop and the availability of such wheat in the United States and Canada can have a material adverse impact on the Company. Those factors include such variables as producer strategies, the weather in durum wheat production areas in the United States, Canada and other parts of the world, and import and export policies and regulations. Durum market prices escalated during fiscal year 2007 and continued to increase sharply in the first quarter of fiscal year 2008. The Company has generally been successful in obtaining price increases to offset the higher cost of durum. However, any inability by the Company to obtain sales price increases to offset increases in durum costs may negatively impact the Company's future financial results.

Critical Accounting Policies

The accompanying discussion and analysis of the Company's results of operations and financial condition are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Company's significant accounting policies, please see Note 1 to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) allowance for doubtful accounts, (b) inventory valuation, (c) asset impairment, and (d) income taxes.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of our customers would deteriorate, additional allowances may be required in the future which could have an adverse impact on our future operating results.

Inventory Valuation

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The Company analyzes variances between actual manufacturing costs incurred and amounts absorbed at inventory standard costs. Inventory valuations are adjusted for these variances as applicable. The Company regularly evaluates its inventories and recognizes inventory allowances for discontinued and slow-moving inventories based upon these evaluations.

Asset Impairment

We are required to evaluate our long-lived assets, including goodwill, for impairment and write down the value of any assets if they are determined to be impaired. Evaluating the impairment of long-lived assets involves management judgment in estimating the fair values and future cash flows related to these assets. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2007 and 2006 and determined that no impairment charges were necessary. Future events could cause management to conclude that impairment indicators exist and that the value of certain long-lived assets is impaired.

Income Taxes

In determining income (loss) for financial statement purposes, management must make certain estimates and judgments in calculating tax liabilities and in determining the recoverability of certain deferred tax assets. Deferred tax assets must be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Management believes it is likely that the deferred tax assets as of July 31, 2007 will be realized through the generation of future taxable income and tax planning strategies.

Basis of Presentation

Effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2007, 2006 and 2005. See Note 2 of the consolidated financial statements for additional information.

Results of Operations

Comparison of Fiscal Years ended July 31, 2007 and 2006

Net Revenues. Net revenues increased $19.6 million, or 11.4%, to $191.1 million for the year ended July 31, 2007, from $171.5 million for the year ended July 31, 2006. The increase resulted from higher per unit selling prices and higher pasta sales volumes, particularly in the ingredient market.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $4.6 million, or 5.6%, for the year ended July 31, 2007 due to a 7.8% increase in average selling prices offset by a 2.1% decrease in volume. Foodservice revenues increased $4.3 million, or 8.6%, for the year ended July 31, 2007 due to a 6.2% increase in average selling prices and a 2.3% increase in volume. Ingredient revenues increased $7.1 million, or 25.1%, due to a 7.7% increase in average selling prices and a 16.2% increase in volume.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2007 totaled $15.3 million, an increase of $3.6 million from the prior year. The increase was primarily due to higher per unit selling prices of millfeed and semolina and to a lesser degree an increase in semolina and millfeed sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $165.6 million for the year ended July 31, 2007, an increase of 11.2% compared to the $148.9 million reported for the year ended July 31, 2006. The increase was primarily due to higher durum costs and higher sales volumes. Gross profit as a percentage of net revenues increased to 13.3% in fiscal year 2007 compared to 13.2% in fiscal year 2006 as benefits realized from sales price increases were partially offset by higher durum costs.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses decreased $1.2 million, or 8.5%, to $13.0 million for the year ended July 31, 2007, from $14.2 million for the year ended July 31, 2006. The decrease is primarily due to the reduction in consumer advertising for Dreamfields® pasta products. MG&A expenses as a percentage of net revenues decreased from 8.3% to 6.8%.

Interest Expense. Interest expense for the year ended July 31, 2007 totaled $2.8 million, up $0.2 million from $2.6 million for the year ended July 31, 2006. The increase was due to higher interest rates as well as an increase in outstanding debt as a result of the tender offer that occurred during fiscal year 2007. Cash and equity patronage refunds received from CoBank totaling $132,000 and $144,000 have been netted against interest expense for the years ended July 31, 2007 and 2006, respectively.

Gain (Loss) on Disposition of Property, Equipment and Other Assets. The Company incurred a loss on disposition of $0.6 million during fiscal year 2007. Virtually all of this loss was related to the retirement of certain equipment in conjunction with the capital project at the New Hope, Minnesota facility.

Other Income, net. Other income totaled $1.2 million for the year ended July 31, 2007 and $1.0 million for the year ended July 31, 2006. U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received net payments in the amount of $1.3 million and $1.1 million in fiscal years 2007 and 2006, respectively, under the Offset Act. These amounts have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.1 million and $0.9 million for the years ended July 31, 2007 and 2006, respectively. The $0.8 million decrease was due to a reduction in the net loss reported by DNA Dreamfields for the year ended July 31, 2007, when compared to the prior year.

Income Taxes. Income tax expense for the years ended July 31, 2007 and 2006 totaled $3.8 million and $2.8 million, respectively, reflecting an effective corporate income tax rate of approximately 37% and 39%, respectively.

Net Income. Net income for the year ended July 31, 2007 totaled $6.6 million, an increase of $2.2 million compared to net income of $4.4 million for the year ended July 31, 2006. Net earnings available to common shareholders for the years ended July 31, 2007 and 2006 totaled $6.5 million and $3.9 million, respectively, after reducing net income for dividends declared on preferred stock.

Comparison of Fiscal Years ended July 31, 2006 and 2005

Net Revenues. Net revenues increased $15.9 million, or 10.2%, to $171.5 million for the year ended July 31, 2006, from $155.6 million for the year ended July 31, 2005. The increase resulted from higher pasta sales volumes, particularly in the ingredient market.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $5.0 million, or 6.6%, for the year ended July 31, 2006 due to a 3.7% increase in average selling prices and a 2.8% increase in volume. Foodservice revenues increased $3.1 million, or 6.5%, for the year ended July 31, 2006 due to a 2.5% increase in average selling prices and a 4.0% increase in volume. Ingredient revenues increased $6.6 million, or 30.7%, due to increased sales volumes to new and existing customers.

The Company markets semolina production in excess of its own requirements as well as durum wheat flour, other flour blends and by-products of the durum milling process. Revenues from mill product sales for the year ended July 31, 2006 totaled $11.7 million, an increase of $1.2 million from the prior year. The increase was primarily due to higher semolina sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $148.9 million for the year ended July 31, 2006, an increase of 9.3% compared to the $136.2 million reported for the year ended July 31, 2005. The increase was mainly due to higher sales volumes relative to the prior year. Gross profit as a percentage of net revenues increased to 13.2% in fiscal year 2006 compared to 12.5% in fiscal year 2005, largely due to benefits derived from lower durum costs, which were partially offset by the negative impacts of higher freight costs.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses decreased $2.3 million, or 14.0%, to $14.2 million for the year ended July 31, 2006, from $16.5 million for the year ended July 31, 2005. The decrease is primarily due to the reduction in consumer advertising for Dreamfields® pasta products. MG&A expenses as a percentage of net revenues decreased from 10.6% to 8.3%.

Interest Expense. Interest expense for the year ended July 31, 2006, totaled $2.6 million, up $0.3 million from $2.3 million for the year ended July 31, 2005. The increase was mainly due to higher interest rates. Cash and equity patronage refunds received from CoBank totaling $144,000 and $114,000 have been netted against interest expense for the years ended July 31, 2006 and 2005, respectively.

Gain (Loss) on Disposition of Property, Equipment and Other Assets. The Company incurred a Loss on Disposition of $0.5 million during fiscal year 2006. Virtually all of this loss was related to the retirement of certain equipment in conjunction with the capital project at the New Hope, Minnesota facility.

Other Income, net. Other income totaled $1.0 million and $0.4 million for the years ended July 31, 2006 and 2005. The Company received net payments in the amount of $1.1 million and $0.4 million in fiscal years 2006 and 2005, respectively, under the Offset Act. These amounts have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Noncontrolling Interests. Noncontrolling interests reflects the portion of the DNA Dreamfields net loss allocable to the other members of DNA Dreamfields. The loss allocated to those other members totaled $0.9 million and $3.0 million for the years ended July 31, 2006 and 2005, respectively. The $2.1 million decrease was due to a reduction in the net loss reported by DNA Dreamfields for the year ended July 31, 2006, when compared to the prior year, partially offset by the Company's increased ownership interest in DNA Dreamfields.

Income Taxes. Income tax expense for the years ended July 31, 2006 and 2005 totaled $2.8 million and $1.6 million, respectively, reflecting an effective corporate income tax rate of approximately 39%.

Net Income. Net income for the year ended July 31, 2006 totaled $4.4 million, an increase of $1.9 million compared to net income of $2.5 million for the year ended July 31, 2005. Net earnings available to common shareholders for the year ended July 31, 2006 totaled $3.9 million after reducing net income for dividends declared on preferred stock.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash provided by operations and borrowings under its revolving credit facility. Net working capital as of July 31, 2007 was $20.8 million compared to $23.3 million as of July 31, 2006.

Effective May 31, 2007, the Company secured a $25 million revolving credit facility with CoBank that extends through May 29, 2008. Interest on the revolving line is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization or "EBITDA." The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available. Balances outstanding under this revolving line of credit arrangement totaled $7.4 million as of July 31, 2007. There was no balance outstanding under this revolving line of credit arrangement as of July 31, 2006. The Company had $17.6 million available for borrowings under the line of credit as of July 31, 2007.

On February 14, 2007 the Company entered into a $20 million term loan agreement with CoBank to partially fund the tender offer to purchase up to 3,920,000 shares of our common stock at $10.00 per share in cash. Availability under the term loan was contingent upon at least 50% of the aggregate purchase price of the shares in the tender offer coming from proceeds of the sale of equity securities to MVC Capital, Inc. and La Bella Holdings, LLC. The Company must repay this term loan in 14 equal quarterly installments beginning in May 2011 and concluding in November 2014. Interest on the term loan is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to EBITDA. The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available.

On May 10, 2007, the Company closed the sale of 1 million shares of Series F convertible preferred stock to MVC Capital, Inc. and the sale of 1 million shares of common stock to LaBella Holdings, LLC at a purchase price of $10.00 per share. The Company also received $20 million in loan proceeds under a term loan agreement with CoBank. With the net proceeds of $38.8 million from these financing transactions and working capital provided by the Company, Dakota Growers accepted 3,917,519 shares of common stock that had been properly tendered to the Company at $10.00 per share net in cash pursuant to the Company's tender offer, which expired on April 27, 2007.

The Company also has a $19.0 million term loan facility with CoBank. The balance outstanding under the term loan was $17.0 million as of July 31, 2007 and no further borrowings are available under this term loan facility.

The Master Loan Agreement with CoBank contains certain restrictive covenants including, but not limited to, financial covenants which require the Company to maintain, at the end of each of the Company's fiscal quarters, a minimum current ratio of 1.20 to 1.00, a maximum total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") of 4.25 to 1.00, a minimum fixed charge ratio of 1.00 to 1.00 through and including April 30, 2008 and 1.15 to 1.00 thereafter, and a minimum tangible net worth level of at least $25 million adjusted for subsequent earnings and capital contributions.

The Company's long-term financing is also provided through secured notes held by institutional investors. The Note Purchase Agreement (as amended) with the institutional investors requires the Company to maintain the following: (a) consolidated net worth of not less than the sum of (1) $27,000,000 plus (2) an aggregate amount equal to 30% of consolidated net income for each completed fiscal year beginning with the fiscal year ended July 31, 1998, (b) a trailing twelve month ratio of consolidated cash flow to consolidated fixed charges of not less than 2.0 to 1.0 at the end of each fiscal quarter, and (c) a ratio of consolidated funded debt to consolidated cash flow ratio not to exceed 3.0 to 1.0 determined at the end of each fiscal quarter for the immediately preceding four fiscal quarters. The Notes (as amended) require the rate of interest on the unpaid balance be increased by one percent at any time that either (a) the ratio of the Company's consolidated funded debt to consolidated cash flow is greater than 3.0 to 1.0 as of the end of each fiscal quarter for the immediately preceding four fiscal quarters or (b) the Securities Valuation Office of the National Association of Insurance Commissioners has not assigned a designation category of "1" or "2" to the Notes.

The Company was in compliance with all debt covenants as of July 31, 2007.

Net cash from operations totaled $6.0 million, $19.1 million and $12.7 million for the years ended July 31, 2007, 2006 and 2005, respectively. The $13.1 million net decrease from fiscal year 2006 to 2007 was attributable to an increase in receivables and inventories offset by an increase in net income. The $6.4 million net increase from fiscal year 2005 to 2006 was attributable to a $1.9 million increase in net income, a decrease in receivables and inventories, and an increase in accounts payable. In March 2005, the Company entered into an agreement with U.S. Foodservice which finalized the economic terms and conditions governing the purchase of dry pasta products by U.S. Foodservice from the Company. The agreement included provisions to apply accrued promotional amounts to marketing prepayments which reduced the time to recover the unamortized portion of these marketing prepayments made to U.S. Foodservice. The agreement also eliminated the Company's right to be the exclusive supplier of dry pasta products to U.S. Foodservice and does not provide for minimum purchase commitments by U.S. Foodservice.

Net cash used for investing activities totaled $5.6 million, $10.8 million, and $16.0 million for the years ended July 31, 2007, 2006 and 2005, respectively. A majority of the net cash used for investing activities for the year ended July 31, 2007 and 2006 related to capital expenditures for the New Hope facility upgrade project. A majority of the net cash used for fiscal year 2005 related to increased fixed asset expenditures in conjunction with the New Hope production upgrade project and increased investments in DNA Dreamfields.

Net cash used for financing activities totaled $0.7 million and $8.2 million for the years ended July 31, 2007 and 2006. Net cash from financing activities totaled $2.9 million for the year ended July 31, 2005. The $0.7 million of net cash used for financing activities for the year ended July 31, 2007 related to payments on long-term debt and dividends. Also included are the purchase of common stock and the costs associated with issuing and purchasing stock in conjunction with the tender offer in fiscal year 2007. These outlays were offset by the proceeds from long-term debt and the issuance of common stock and series F preferred stock. The $8.2 million of net cash used for financing activities for the year ended July 31, 2006 related primarily to principal payments on short-term and long-term debt. The $2.9 million of net cash from financing activities for the year ended July 31, 2005 included $9.1 million in borrowings under the CoBank secured term loan facility to finance the New Hope production upgrade project and investments in DNA Dreamfields offset by $7.2 million for scheduled debt principal payments.

The Company increased its economic ownership in DNA Dreamfields from 24% to 30% effective November 2004, and to 47% effective May 2005. In connection with the May 2005 investment in DNA Dreamfields, the Company and the other member/owners of DNA Dreamfields also entered into an Amended and Restated DNA Dreamfields Company, LLC Operating Agreement, under which the Company was named as the "Managing Member" of DNA Dreamfields. As such, the Company has authority to make all decisions with respect to DNA Dreamfields, its business, assets and operations that do not expressly require either a unanimous vote of the member/owners of DNA Dreamfields or a "Super Majority" vote of the holders of 75% of the outstanding Membership Units in DNA Dreamfields.

The Company also entered into a "2005 Line of Credit Loan Agreement" with DNA Dreamfields in fiscal year 2005. Under that Agreement, the Company agreed to loan up to $5.0 million to DNA Dreamfields, with DNA Dreamfields able to repay and reborrow amounts under the Line of Credit Loan Agreement from time to time. Interest on amounts outstanding under the Line of Credit Loan Agreement accrue from the date of any advance at a variable rate ranging from a high of the then-current LIBOR thirty day rate plus 8.0% per annum to a low of the then-current LIBOR thirty day rate plus 5.0% per annum based on the adjusted income of DNA Dreamfields. Interest is payable on a monthly basis. Principal payments due to the Company on a monthly basis will equal DNA Dreamfields monthly net income (as determined in accordance with generally accepted accounting principles) reduced by any cash or other reserves established by DNA upon the decision of the Company as the managing member of DNA Dreamfields. The Line of Credit Loan Agreement matures on May 31, 2010. DNA Dreamfields is also required to comply with certain financial covenants under the Line of Credit Loan Agreement. To secure DNA Dreamfields' obligations under the 2005 Line of Credit Loan Agreement, the member/owners of DNA Dreamfields other than the Company pledged their Membership Units in DNA Dreamfields to the Company pursuant to a "LLC Unit Pledge Agreement".

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the Purchase Agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614 or $37,393 per purchased unit. In conjunction with this purchase, the Company eliminated the noncontrolling interests and reduced recorded goodwill associated with DNA Dreamfields in the Company's first quarter of fiscal year 2008. The Company will continue to include DNA Dreamfields in its consolidated financial statements.

The following table summarizes the Company's contractual obligations as of July 31, 2007 (in thousands):

CONTRACTUAL OBLIGATIONS	Total	Payments Due in Less Than 1 Year	Payments Due in 1-3 Years	Payments Due in 4-5 Years	Payments Due After 5 Years
Long-term debt	$ 48,545	$ 9,171	$ 20,724	$ 10,800	$ 7,850
Capital leases	1,617	310	1,071	236	–
Interest on long-term obligations (1)	11,223	3,000	5,994	1,847	382
Durum purchase obligations	17,211	17,211	–	–	–
Warehouse obligations	2,527	2,527	–	–	–
Operating leases	580	317	263	–	–
	$ 81,703	$ 32,536	$ 28,052	$ 12,883	$ 8,232

(1) Based on interest rates as of July 31, 2007.

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2007, the Company had outstanding commitments for grain purchases totaling $17.2 million related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill and are not derivative in nature as they have no net settlement provision and are not transferable.

Management believes that net cash to be provided by operating activities, along with amounts available under its line of credit will be sufficient to meet the Company's expected capital and liquidity requirements for the foreseeable future.

Recently Issued Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the application of SFAS No. 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN No. 48 provides guidance on the measurement, de-recognition, classification and disclosure of tax positions along with the accounting for the related interest and penalties. The provisions of FIN No. 48 are effective for the fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company will be required to adopt FIN No. 48 for its fiscal year beginning August 1, 2007. The Company does not expect this Statement to have a material impact on its financial statements upon adoption. However, future changes in the Company's income tax situation may have a material impact on the Company's financial statements as a result of this Statement.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet assessed the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated results of operations or financial condition.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 addresses the diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective in fiscal year 2007. SAB 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that FAS 159 will have on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, commodity prices, exchange rates, equity prices and other market changes. Market risk is attributed to all market-risk sensitive financial instruments, including long-term debt.

The Company forward contracts for a certain portion of its future durum wheat requirements. These contracts are set price contracts to deliver grain to the Company's mill and are not derivative in nature as they have no net settlement provision and are not transferable. The Company does not believe it is subject to any material market risk exposure with respect to interest rates, commodity prices, exchange rates, equity prices, or other market changes that would require disclosure under this item.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended July 31, 2007, 2006 and 2005
(In Thousands, Except Per Share Amounts)

	2007	2006	2005
Net revenues (net of discounts and allowances of $23,953, $26,474, and $24,184 for 2007, 2006 and 2005, respectively)	$ **191,062**	$ 171,509	$ 155,619
Cost of goods sold	**165,575**	148,904	136,179
Gross profit	**25,487**	22,605	19,440
Marketing, general and administrative expenses	**12,973**	14,190	16,507
Operating income	**12,514**	8,415	2,933
Other income (expense)			
Interest expense, net	**(2,772)**	(2,573)	(2,283)
Gain (loss) on disposition of property, equipment and other assets	**(649)**	(546)	38
Other income, net	**1,222**	976	428
Income before noncontrolling interests and income taxes	**10,315**	6,272	1,116
Noncontrolling interests	**52**	894	3,003
Income before income taxes	**10,367**	7,166	4,119
Income tax expense	**3,759**	2,793	1,606
Net income	**6,608**	4,373	2,513
Dividends on preferred stock	**113**	451	–
Net earnings on common stock	$ **6,495**	$ 3,922	$ 2,513
Net earnings per common share			
Basic	$ **0.52**	$ 0.30	$ 0.19
Diluted	$ **0.51**	$ 0.30	$ 0.19
Weighted average common shares outstanding			
Basic	**12,501**	13,169	13,169
Diluted	**13,076**	13,555	13,549
Dividends per common share	$ **0.14**	$ 0.04	$ –

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

July 31, 2007 and 2006
(In Thousands, Except Share Information)

	2007	2006
ASSETS		
Current Assets		
Cash and cash equivalents	$ 89	$ 343
Trade accounts receivable, less allowance for cash discounts and doubtful accounts of $1,048 and $1,080, respectively	18,442	14,441
Other receivables	360	91
Inventories	31,329	26,118
Prepaid expenses	1,389	2,007
Deferred income taxes	1,104	955
Total current assets	52,713	43,955
Property and Equipment		
In service	132,655	124,035
Construction in progress	776	4,093
	133,431	128,128
Less accumulated depreciation	(61,985)	(57,198)
Net property and equipment	71,446	70,930
Investment in Cooperative Bank	1,310	1,515
Goodwill	16,654	16,654
Other Assets	1,043	1,195
	$ 143,166	$ 134,249
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Notes payable	$ 7,400	$ –
Current portion of long-term debt	9,481	6,771
Accounts payable	7,352	7,250
Excess outstanding checks over cash on deposit	1,759	704
Accrued liabilities	5,921	5,957
Total current liabilities	31,913	20,682
Commitments and Contingencies	–	–
Long-Term Debt, net of current portion	40,681	28,545
Deferred Income Taxes	13,474	12,417
Other Liabilities	–	34
Total liabilities	86,068	61,678
Noncontrolling Interests	7,948	7,979
Stockholders' Equity		
Series D delivery preferred stock, non-cumulative, $.01 par value, 11,340,841 authorized, 11,275,297 shares issued and outstanding	113	113
Series F convertible preferred stock, non-cumulative, $.01 par value, 2,100,000 shares authorized, 1,065,000 and 0 shares issued and outstanding as of July 31, 2007 and July 31, 2006, respectively	11	–
Common stock, $.01 par value, 75,000,000 shares authorized, 10,192,413 and 13,169,382 shares issued and outstanding as of July 31, 2007 and July 31, 2006, respectively	102	132
Additional paid-in capital	42,798	62,872
Retained earnings	6,126	1,475
Total stockholders' equity	49,150	64,592
Total liabilities and stockholders' equity	$ 143,166	$ 134,249

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended July 31, 2007, 2006 and 2005
(In Thousands)

	2007	2006	2005
Operating Activities			
Net income	**$ 6,608**	$ 4,373	$ 2,513
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	**6,951**	7,234	7,675
Undistributed patronage capital from cooperatives	**(27)**	(29)	(46)
(Gain) loss on disposition of property, equipment and other assets	**649**	546	(38)
Net loss allocated from joint venture under equity method	**-**	-	914
Deferred income taxes	**908**	998	1,038
Stock-based employee compensation	**210**	65	-
Accrued promotional costs applied to marketing prepayments	**-**	-	5,442
Noncontrolling interests	**(52)**	(894)	(219)
Changes in assets and liabilities			
Trade receivables	**(4,001)**	1,747	(2,145)
Other receivables	**(269)**	320	626
Inventories	**(5,211)**	1,984	(2,891)
Prepaid expenses	**214**	(63)	(508)
Other assets	**(24)**	48	(36)
Accounts payable	**102**	3,053	(899)
Other accrued liabilities	**(36)**	(272)	1,273
Net Cash From Operating Activities	**6,022**	19,110	12,699
Investing Activities			
Purchases of property and equipment	**(5,456)**	(10,755)	(8,803)
Investments in joint venture	**-**	-	(2,970)
Other investments	**69**	(476)	-
Proceeds from cooperative bank equity retirements	**232**	568	335
Acquisition of controlling interest in joint venture, net of cash acquired	**-**	-	(3,771)
Payments for package design costs	**(433)**	(180)	(773)
Net Cash Used For Investing Activities	**(5,588)**	(10,843)	(15,982)
Financing Activities			
Net change in excess outstanding checks over cash on deposit	**1,055**	(2,406)	3,110
Net change in short-term notes payable	**7,400**	(10,000)	(2,200)
Payments on long-term debt	**(6,771)**	(4,771)	(7,176)
Principal payments under capital lease obligation	**(133)**	-	-
Proceeds from long-term debt	**20,000**	9,931	9,069
Preferred stock retirements	**-**	(7)	(13)
Investments by noncontrolling interests	**21**	78	133
Dividends paid on common stock	**(1,844)**	(527)	-
Dividends paid on preferred stock	**(113)**	(451)	-
Issuance of common stock	**10,022**	-	-
Issuance of series F preferred stock	**10,000**	-	-
Purchase of common stock	**(39,175)**	-	-
Costs associated with issuing and purchasing stock	**(1,150)**	-	-
Net Cash From (Used For) Financing Activities	**(688)**	(8,153)	2,923
Net Change in Cash and Cash Equivalents	**(254)**	114	(360)
Cash and Cash Equivalents, Beginning of Year	**343**	229	589
Cash and Cash Equivalents, End of Year	**$ 89**	$ 343	$ 229
Supplemental Disclosures of Cash Flow Information			
Cash payments for			
Interest (net of amounts capitalized)	**$ 2,780**	$ 2,649	$ 2,363
Income taxes	**$ 2,989**	$ 1,451	$ 79
Supplemental Disclosures of Noncash Investing and Financing Activities			
Acquisition of pasta equipment through capital lease obligation	**$ 1,750**	$ -	$ -
Acquisition of controlling interest in joint venture:			
Current assets less cash			$ 38
Current liabilities			(238)
Goodwill			16,654
Reported amount of previously held interests in joint venture			(3,802)
Noncontrolling interests			(8,881)
			$ 3,771

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended July 31, 2007, 2006 and 2005
(In Thousands)

	Series D Delivery Preferred Stock		Series F Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings (Deficit)	Total
Balance, July 31, 2004	11,275	$ 113	–	$ –	13,169	$ 132	$ 62,807	$ (4,433)	$ 58,619
Net income for the year ended July 31, 2005	–	–	–	–	–	–	–	2,513	2,513
Balance, July 31, 2005	11,275	$ 113	–	$ –	13,169	$ 132	$ 62,807	$ (1,920)	$ 61,132
Dividends on common stock	–	–	–	–	–	–	–	(527)	(527)
Dividends on preferred stock	–	–	–	–	–	–	–	(451)	(451)
Stock-based employee compensation	–	–	–	–	–	–	65	–	65
Net income for the year ended July 31, 2006	–	–	–	–	–	–	–	4,373	4,373
Balance, July 31, 2006	11,275	$ 113	–	$ –	13,169	$ 132	$ 62,872	$ 1,475	$ 64,592
Dividends on common stock	–	–	–	–	–	–	–	(1,844)	(1,844)
Dividends on preferred stock	–	–	–	–	–	–	–	(113)	(113)
Stock-based employee compensation	–	–	–	–	–	–	210	–	210
Exercise of stock options	–	–	–	–	6	–	22	–	22
Issuance of common stock	–	–	–	–	1,000	10	9,990	–	10,000
Purchase of common stock	–	–	–	–	(3,918)	(39)	(39,136)	–	(39,175)
Costs associated with issuing stock	–	–	–	–	–	–	(1,150)	–	(1,150)
Issuance of series F preferred stock	–	–	1,000	10	–	–	9,990	–	10,000
Conversion of common stock to series F preferred stock	–	–	65	1	(65)	(1)	–	–	–
Net income for the year ended July 31, 2007	–	–	–	–	–	–	–	6,608	6,608
Balance, July 31, 2007	11,275	$ 113	1,065	$ 11	10,192	$ 102	$ 42,798	$ 6,126	$ 49,150

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended July 31, 2007, 2006 and 2005

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Dakota Growers Pasta Company, Inc. ("Dakota Growers" or "the Company") is a North Dakota corporation that operates milling and pasta manufacturing facilities in Carrington, North Dakota. In addition, the Company's wholly-owned subsidiary, Primo Piatto, Inc. ("Primo Piatto"), a Minnesota corporation, operates pasta manufacturing facilities in New Hope, Minnesota.

Principles of Consolidation

The consolidated financial statements are comprised of the Company, its wholly-owned subsidiary Primo Piatto, Inc., and DNA Dreamfields Company, LLC ("DNA Dreamfields"), which the Company began to consolidate in fiscal year 2005. All material inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

The Company acquired an additional 17.25% ownership interest in DNA Dreamfields, effective May 1, 2005, resulting in an increase in the Company's ownership in DNA Dreamfields to 46.7%. As a result of the ownership increase and changes in the DNA Dreamfields operating agreement and other contractual agreements, the Company reevaluated whether DNA Dreamfields was a variable interest entity under FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities," (FIN 46(R)). The Company determined that DNA Dreamfields was a variable interest entity and that the Company was the primary beneficiary. Therefore, effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statement for the years ending July 31, 2005, 2006 and 2007. The Company had previously accounted for its investment in and share of net earnings or losses of its ownership interest in DNA Dreamfields Company, LLC under the equity method.

Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to the financial statements as of July 31, 2006 and for the years ended July 31, 2006 and 2005 to facilitate comparability with the statements as of and for the years ended July 31, 2007. Such reclassifications have no effect on the net result of operations.

Risks and Uncertainties

The Company attempts to minimize the effects of durum wheat cost fluctuations mainly through forward contracting and through agreements with certain customers that provide for price adjustments based on raw material cost changes. Such efforts, while undertaken to attempt to minimize the risks associated with increasing durum costs on profitability, may temporarily prevent the Company from recognizing the benefits of declining durum prices.

Some of the Company's currently outstanding debt instruments have fixed interest rates to maturity. If the Company's operations require additional debt issuance, any changes in interest rates may have an impact on future results.

The Company's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Impairment and Disposal of Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and will cease to be depreciated. SFAS No. 144 also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize goodwill. SFAS No. 142 requires that goodwill be evaluated for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company used a discounted cash flow analysis in evaluating goodwill for impairment in fiscal years 2007 and 2006 and determined that no impairment charges were necessary.

Revenue Recognition

Revenues are recognized when risk of loss transfers, which occurs when goods are shipped. Pricing terms, including promotions and rebates, are final at that time. Revenues include amounts billed for products as well as any associated shipping costs billed to deliver such products.

The Company provides allowances for annual promotional programs based upon annual sales volumes. Revenues are presented net of discounts and allowances of $23,953,000, $26,474,000 and $24,184,000 for the years ended July 31, 2007, 2006 and 2005, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in financial institutions, and investments with maturities of less than 90 days.

Trade Accounts Receivable and Major Customers

The Company grants unsecured credit to certain customers who meet the Company's credit requirements. Trade accounts receivable are uncollateralized customer obligations due under normal terms and are generally noninterest bearing. Payments on trade receivables are allocated to specific invoices identified on a customer's remittance advice or, if unspecified, are generally applied to the earliest unpaid invoices. The carrying amount of the receivables is reduced by an amount that reflects management's best estimate of amounts that will not be collected. Trade accounts receivable are presented net of allowances for cash discounts and doubtful accounts, which totaled $1,048,000 and $1,080,000 as of July 31, 2007 and 2006, respectively.

One customer accounted for 22% and 15% of accounts receivable as of July 31, 2007 and 2006, respectively and 12%, 12% and 13% of net revenues for the years ended July 31, 2007, 2006 and 2005, respectively.

The following summarizes balance and activity information related to the allowance for cash discounts and doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Allowance	Balance at End of Year
Allowance for cash discounts:				
Year ended July 31, 2007	$ 180	$ 2,592	$ (2,559)	$ 213
Year ended July 31, 2006	157	2,695	(2,672)	180
Year ended July 31, 2005	159	2,560	(2,562)	157
Allowance for doubtful accounts:				
Year ended July 31, 2007	$ 900	$ 9	$ (74)	$ 835
Year ended July 31, 2006	1,350	640	(1,090)	900
Year ended July 31, 2005	1,050	399	(99)	1,350
Allowance for cash discounts and doubtful accounts:				
Year ended July 31, 2007	$ 1,080	$ 2,601	$ (2,633)	$ 1,048
Year ended July 31, 2006	1,507	3,335	(3,762)	1,080
Year ended July 31, 2005	1,209	2,959	(2,661)	1,507

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The major components of inventories as of July 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Finished goods	**$ 22,873**	$ 19,589
Raw materials and packaging	**8,456**	6,529
	$ 31,329	$ 26,118

Concentration of Sources of Labor

The Company's total hourly and salaried workforce consists of approximately 435 employees, of which 32% are covered by collective bargaining agreements. The expiration dates of the union contracts are December 1, 2007 and September 30, 2008. Approximately 26% of the Company's workforce is covered by the collective bargaining agreement expiring September 30, 2008.

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Interest is capitalized on construction projects of higher cost and longer duration.

The initial acquisition of land by the Company was stated at the estimated fair value of the land at acquisition. Subsequent land acquisitions are recorded at cost.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives used in the computation of depreciation expense range from 3 to 40 years. Depreciation expense totaled $6,007,000, $5,686,000 and $5,357,000 for the years ended July 31, 2007, 2006 and 2005, respectively.

Details relative to property and equipment are as follows (in thousands):

	2007	2006
Land and improvements	**$ 2,952**	$ 2,934
Buildings	**23,114**	22,899
Equipment	**106,589**	98,202
Property and equipment in service	**132,655**	124,035
Construction in progress	**776**	4,093
Less accumulated depreciation	**(61,985)**	(57,198)
	$ 71,446	$ 70,930

Investment in Cooperative Bank

Investment in cooperative bank is stated at cost, plus unredeemed patronage refunds received in the form of capital stock.

Other Assets

The Company capitalizes package design costs, which relate to certain third party costs to design artwork and to produce die plates and negatives necessary to manufacture and print packaging materials according to Company and customer specifications.

These costs are amortized ratably over three to five year periods based on estimated useful life. Minor revisions are expensed as incurred. If a product design is discontinued or replaced prior to the end of the amortization period, the remaining unamortized balance is charged to expense. Package design costs are presented net of accumulated amortization totaling $5,281,000 and $4,849,000 as of July 31, 2007 and 2006, respectively.

The breakdown of other assets, net of accumulated amortization, is as follows (in thousands):

	2007	2006
Package design costs	$ 575	$ 555
Other	468	640
	$ 1,043	$ 1,195

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	2007	2006
Accrued promotional costs	$ 2,151	$ 2,213
Accrued interest	647	664
Accrued freight	582	418
Other	2,541	2,662
	$ 5,921	$ 5,957

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold upon shipment of the Company's product to its customers.

Advertising

Costs of advertising are expensed as incurred. Advertising expenses included in the consolidated income statement totaled $2,089,000, $2,808,000 and $5,062,000 (primarily related to consumer advertising for Dreamfields® pasta products) for the years ended July 31, 2007, 2006 and 2005, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses included in the consolidated income statement for the years ended July 31, 2007, 2006 and 2005 totaled $602,000, $730,000 and $1,059,000, respectively, including $415,000, $229,000 and $551,000, respectively, incurred by DNA Dreamfields which the Company began to consolidate in fiscal year 2005.

Interest Expense, Net

The Company earns patronage refunds from its patronage-based debt issued through CoBank based on its share of the net interest income earned by CoBank. These patronage refunds received are applied against interest expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates expected to apply when the differences are expected to reverse. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Stock Options

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all service based awards on a straight-line basis over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche.

Prior to adopting SFAS No. 123R, the Company had elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and had adopted the pro forma disclosure requirements under SFAS No. 123, "Accounting for Stock-Based Compensation." Prior to August 1, 2005, the Company had not recognized any compensation expense under APB No. 25 upon the granting or exercise of stock options because the exercise price was equal to or greater than the market price of the underlying stock on the date of grant.

Earnings per Share

Basic Earnings per Share (EPS) is calculated by dividing net earnings on common stock by the weighted average number of common shares effective and outstanding during the period. Diluted EPS includes the effect of all potentially dilutive securities, such as options and convertible preferred stock.

Dilutive securities, consisting of stock options and convertible preferred stock, included in the calculation of diluted weighted average common shares totaled 575,000 shares, 386,000 shares and 380,000 shares for the years ended July 31, 2007, 2006 and 2005, respectively. The series F convertible preferred stock is included in the fully diluted EPS calculation and not included in the basic EPS calculation. As there is currently no established public trading market for the Company's common stock, the Company has assumed the proceeds from the exercise of stock options would reduce debt and, thus, interest expense for purposes of calculating diluted EPS.

Recently Issued Accounting Standards

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires "retrospective application" of the direct effect of a voluntary change in accounting principle to prior periods' financial statements where it is practicable to do so. SFAS 154 also redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 unless adopted early. The adoption of this accounting standard did not have a material impact on the consolidated financial position, results of operations or cash flows, except to the extent that the statement subsequently requires retrospective application of a future item.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the application of SFAS No. 109 by defining criteria that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, FIN No. 48 provides guidance on the measurement, de-recognition, classification and disclosure of tax positions along with the accounting for the related interest and penalties. The provisions of FIN No. 48 are effective for the fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company will be required to adopt FIN No. 48 for its fiscal year beginning August 1, 2007. The Company does not expect this Statement to have a material impact on its financial statements upon adoption. However, future changes in the Company's income tax situation may have a material impact on the Company's financial statements as a result of this Statement.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly, does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have not yet assessed the impact, if any, that the implementation of SFAS No. 157 will have on our consolidated results of operations or financial condition.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 addresses the diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective in fiscal year 2007. SAB 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure accounts and loans receivable, available-for-sale and held-to-maturity securities, equity method investments, accounts payable, guarantees and issued debt. Other eligible items include firm commitments. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact that FAS 159 will have on our financial statements.

Note 2 – DNA Dreamfields Company, LLC

DNA Dreamfields was formed by the Company and other food technology, manufacturing and consumer products marketing enterprises to develop, manufacture and sell low digestible carbohydrate pasta, rice and potatoes under the Dreamfields® brand name. The Company initially acquired a 24% ownership interest in DNA Dreamfields during fiscal year 2004. At that time, the Company accounted for the investment using the equity method after reviewing the applicability of FIN 46(R) to the Company's interest in DNA Dreamfields. The Company increased its economic ownership in DNA Dreamfields to 29.5% in November 2004.

The Company acquired an additional 17.25% ownership interest in DNA Dreamfields effective May 1, 2005, resulting in an increase in the Company's ownership in DNA Dreamfields to 46.7%. In conjunction with the Company's increase in ownership in DNA Dreamfields, the DNA Dreamfields operating agreement was amended whereby Dakota Growers was named the managing member of DNA Dreamfields. As a result of the ownership increase and changes in the DNA Dreamfields operating agreement and other contractual agreements, the Company reevaluated whether DNA Dreamfields was a variable interest entity under FIN 46(R). The Company determined that DNA Dreamfields was a variable interest entity and that the Company was the primary beneficiary. Therefore, effective May 1, 2005, the Company began to include DNA Dreamfields in its consolidated financial statements. Goodwill totaling $16,654,000 was recorded in conjunction with the Company's consolidation of DNA Dreamfields. The financial statements for prior fiscal years have not been restated and therefore do not include consolidated data pertaining to DNA Dreamfields. The Company has included consolidated amounts for DNA Dreamfields in the income statements for the years ending July 31, 2007, 2006 and 2005. The Company had previously accounted for its investment in and share of net earnings or losses of its ownership interest in DNA Dreamfields Company, LLC under the equity method.

The Company has entered into a manufacturing agreement with DNA Dreamfields whereby Dakota Growers is the exclusive manufacturer of Dreamfields® pasta. The Company has also entered into a services agreement with DNA Dreamfields under which the Company provides administrative, accounting, information technology, sales, customer service and distribution services to DNA Dreamfields.

Pursuant to the terms of the services agreement with DNA Dreamfields, sales of Dreamfields® products are included in the Company's net revenues. Manufacturing, distribution, and promotional costs incurred by the Company related to Dreamfields® products are included in the applicable line items of the Company's income statement. The Company calculates a net amount due to DNA Dreamfields based on the total sales of Dreamfields® product less related Dreamfields® product and selling costs, as outlined in the manufacturing agreement. All material inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements as of and for the years ended July 31, 2007, 2006 and 2005.

The Company entered into a "2005 Line of Credit Loan Agreement" with DNA Dreamfields in fiscal year 2005. Under that Agreement, the Company has agreed to loan up to $5,000,000 to DNA Dreamfields, with DNA Dreamfields able to repay and reborrow amounts under the Line of Credit Loan Agreement from time to time. The Line of Credit Loan Agreement matures on May 31, 2010. The balance outstanding related to advances to DNA Dreamfields under the Line of Credit Loan Agreement totaled $2,283,000 and $2,184,000 as of July 31, 2007 and July 31, 2006, respectively. These amounts have been eliminated in the preparation of the consolidated financial statements. To secure the obligations of DNA Dreamfields under the 2005 Line of Credit Loan Agreement, the other member/owners of DNA Dreamfields have pledged their Membership Units in DNA Dreamfields to the Company.

The Company acquired the remaining shares of DNA Dreamfields effective September 21, 2007, increasing its ownership to 100%. See Note 17 - Subsequent Events.

Note 3 – Short-Term Notes Payable

Effective May 31, 2007, the Company secured a $25 million revolving credit facility with CoBank that extends through May 29, 2008. Interest on the revolving line is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to earnings before interest, taxes, depreciation and amortization or "EBITDA." The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available. Balances outstanding under this revolving line of credit arrangement totaled $7.4 million as of July 31, 2007. There was no balance outstanding under this revolving line of credit arrangement as of July 31, 2006. The Company had $17.6 million available for borrowings under the line of credit as of July 31, 2007. Weighted average interest rates on short-term borrowings were 7.48%, 6.40% and 4.84% for the years ended July 31, 2007, 2006 and 2005, respectively.

Note 4 – Long-Term Debt

Information regarding long-term debt at July 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Non-patronage term loan from CoBank due in annual principal installments of $1,200,000 through September 30, 2008, interest at 5.71%, collateralized by all assets of the Company	**$ 2,400**	$ 3,600
Senior Secured Guaranteed Notes, Series A, due in annual principal installments of $2,571,000 through August 1, 2008, interest at 8.04%, collateralized by all assets of the Company	**5,145**	7,716
Senior Secured Guaranteed Notes, Series B, due in annual principal installments of $1,000,000 through August 1, 2010, interest at 8.14%, collateralized by all assets of the Company	**4,000**	5,000
Term loan from CoBank due in quarterly installments of $500,000 for four quarters starting August 20, 2006 and of $1,100,000 quarterly thereafter through May 20, 2011, variable interest (7.59% at July 31, 2006; 7.07% at July 31, 2007), collateralized by all assets of the Company	**17,000**	19,000
Term loan from CoBank due in quarterly installments of $1,350,000 for fourteen quarters starting May 2011 and a $1,100,000 final payment on November 20, 2014, variable interest (7.07% at July 31, 2007), collateralized by all assets of the Company	**20,000**	–
Capital lease, five year term through March 31, 2012, fixed interest at 6.98%	**1,617**	–
Total long-term debt	**50,162**	35,316
Less current portion	**9,481**	6,771
Net long-term debt	**$ 40,681**	$ 28,545

Aggregate future maturities required on long-term debt are as follows (in thousands):

Years ending July 31,	
2008	9,481
2009	9,507
2010	5,756
2011	6,532
2012	5,636
Thereafter	13,250
	$ 50,162

The Company has a $2,400,000 letter of credit commitment with CoBank, securing the non-patronage loan from CoBank. The letter of credit commitment is subject to a commitment fee of 1.0% on an annualized basis and expires December 31, 2008. Advances on the letter of credit commitment are payable on demand.

The Company's debt agreements with CoBank and the institutional note holders obligate the Company to maintain or achieve certain amounts of equity and financial ratios and impose restrictions on the Company. The Company was in compliance with these financial covenants as of July 31, 2007.

The Company incurred $3,013,000, $2,960,000 and $2,518,000 of interest on long and short-term debt and other obligations in fiscal years 2007, 2006 and 2005, respectively, of which $109,000, $243,000 and $121,000 was capitalized in the respective periods. Patronage income from CoBank of $132,000, $144,000 and $114,000 was netted against interest expense on the statement of operations for the years ended July 31, 2007, 2006 and 2005, respectively.

On February 14, 2007 the Company entered into a $20 million term loan agreement with CoBank to partially fund a tender offer to purchase up to 3,920,000 shares of the Company's common stock at $10.00 per share in cash. Availability under the term loan was contingent upon at least 50% of the aggregate purchase price of the shares in the tender offer coming from proceeds of the sale of equity securities to MVC Capital, Inc. and La Bella Holdings LLC. The Company must repay this term loan in quarterly installments beginning in May 2011 and concluding in November 2014. Interest on the term loan is at the 7-day LIBOR rate subject to performance adjustments depending upon the Company's ratio of total debt to EBITDA. The higher the ratio the higher the adjustment to the 7-day LIBOR rate within a range of 175 to 275 basis points above the 7-day LIBOR rate. Fixed interest rate options are also available.

Note 5 – Stockholders' Equity

The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share, 533 shares of Series A Preferred Stock, $100 par value per share, 525 shares of Series B Preferred Stock, $100 par value per share, 2,731 shares of Series C Preferred Stock, $100 par value per share, 11,340,841 shares of Series D Delivery Preferred Stock, $.01 par value per share, 130,000 shares of Series E Junior Participating Preferred Stock, $.01 par value per share, 2,100,000 shares of Series F Convertible Preferred Stock, $.01 par value per share and 11,425,370 shares of undesignated preferred stock, $.01 par value per share.

Holders of Series C Preferred Stock shall receive payment of a non-cumulative annual dividend at the rate of 6% of the $100 par value on each share of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio shall be proportionately adjusted at any time the outstanding shares of Common Stock are increased or decreased without payment by or to the Company or the Company's shareholders.

Each share of Series D Delivery Preferred Stock of the Company gives its holder the privilege, but not the obligation, to deliver one bushel of durum wheat to the Company each year on a "first-come, first-served" basis. Because the privilege of a holder of Series D Delivery Preferred Stock to deliver durum wheat to the Company only arises if the Company requires durum, the privilege is not absolute. Holders of Series D Delivery Preferred Stock will be entitled to receive, if and when declared by the Board of Directors, a non-cumulative annual dividend of up to $.04 per share on each share of Series D Delivery Preferred Stock held by such holder. The Company must pay holders of Series D Delivery Preferred Stock a dividend of at least $.01 per share before paying any dividends on Common Stock.

Holders of Series F Convertible Preferred Stock have the right, exercisable at any time upon sixty-five (65) days written notice to the Company, to convert any number of the holder's shares of Series F Preferred Stock into an equal number of shares of the Company's Common Stock, par value $.01 per share. Series F Convertible Preferred Stock shall not carry the right to vote on matters submitted to the vote of the shareholders of the Company. Except as otherwise provided, the Series F Preferred Stock shall have all rights of the Common Stock, including but not limited to any rights to dividends or to distributions upon liquidation.

The Board of Directors of the Company adopted a Rights Plan that became effective July 1, 2002. Under the Rights Plan, the Board of Directors of the Company has declared a dividend of one purchase right (a "Right") for each outstanding share of Common Stock held. Each Right will entitle the holder to purchase from the Company one-hundredth of one share of Series E Junior Participating Preferred Stock at a specified price, subject to certain adjustments. The Rights will not become exercisable, and will not be transferable apart from the Company's shares of Common Stock, until a person or group has acquired 15% or more of the Company's Common Stock or has commenced a tender or exchange offer for 15% or more of the Company's Common Stock. In those events, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights issued under the Rights Plan will be redeemable by the Company's Board of Directors in certain circumstances and will expire ten years from the date of adoption.

On May 10, 2007, the Company closed the sale of 1 million shares of Series F convertible preferred stock to MVC Capital, Inc. ("MVC") and the sale of 1 million shares of common stock to LaBella Holdings, LLC at a purchase price of $10.00 per share. The Company also received $20 million in loan proceeds under a term loan agreement with CoBank. With the net proceeds of $38.8 million from these financing transactions and working capital provided by the Company, Dakota Growers purchased 3,917,519 shares of common stock that had been properly tendered to the Company at $10.00 per share net in cash pursuant to the Company's tender offer, which expired on April 27, 2007.

The Company's Board of Directors authorized the payment of $0.01 and $0.04 per share dividend on its Series D delivery preferred stock and a non-periodic dividend payment of $0.14 and $0.04 per share on its common stock, payable on January 3, 2007 and January 10, 2006 to shareholders of record as of December 20, 2006 and December 19, 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued

Note 6 – Employee Benefit Plans

Dakota Growers Pasta Company, Inc. and Primo Piatto, Inc. have a 401(k) plan that covers employees who have met age and service requirements. The plan covers employees who have reached 18 years of age and who have completed 500 hours of service within six months. The Company matches 100% on the first 3% of the employees' elected deferral and 50% on the next 2%. Employer contributions to the plan totaled $537,000, $499,000 and $437,000 for the years ended July 31, 2007, 2006 and 2005, respectively.

Primo Piatto, Inc. is also required to contribute to a multi-employer pension plan covering certain hourly employees subject to a collective bargaining agreement. Such employees may also participate in the 401(k) plan but are excluded from amounts contributed by Primo Piatto. Contributions to the pension plan for the years ended July 31, 2007, 2006 and 2005 totaled $106,000, $83,000 and $51,000, respectively.

Note 7 – Income Taxes

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2007 and 2006 related to temporary differences are as follows (in thousands):

	2007	2006
Deferred tax assets		
Accounts receivable allowances	**$ 409**	$ 421
Accrued expenses and other reserves	**695**	534
Other	**–**	68
Total deferred tax assets	**1,104**	1,023
Deferred tax liabilities		
Property and equipment	**(13,264)**	(12,485)
Other	**(210)**	–
Net deferred tax liabilities	**$ (12,370)**	$ (11,462)

Classified in the accompanying balance sheets as follows:

	2007	2006
Current assets	**$ 1,104**	$ 955
Noncurrent liabilities	**(13,474)**	(12,417)
Net deferred tax liabilities	**$ (12,370)**	$ (11,462)

At July 31, 2005, the Company had an AMT credit carryforward of $851,000, which was utilized in the year ended July 31, 2006. Management believes it is more likely than not that the deferred tax assets as of July 31, 2007 will be realized through the generation of future taxable income and tax planning strategies.

Income tax expense for the years ended July 31, 2007, 2006 and 2005 consists of the following (in thousands):

	2007	2006	2005
Current income tax expense	**$ 2,851**	$ 1,795	$ 568
Deferred income taxes	**908**	998	1,038
Income tax expense	**$ 3,759**	$ 2,793	$ 1,606

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended July 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Federal statutory income tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal income tax effect	**5.0**	5.0	5.0
Other	**(2.7)**	–	–
Effective income tax rate	**36.3%**	39.0%	39.0%

Note 8 – Fair Value of Financial Instruments

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount of cash and cash equivalents, receivables, payables, short-term debt and other current assets and liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments.

The Company believes it is not practical to estimate the fair value of the securities of non-subsidiary cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of the non-subsidiary cooperatives.

Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2007 and 2006.

Note 9 – Operating Leases

The Company leases equipment and office space under operating lease agreements. Future obligations for operating leases for fiscal years ended July 31 are as follows (in thousands):

Year ending July 31:	
2008	$ 317
2009	170
2010	79
2011	14
2012	–
Thereafter	–
	$ 580

Lease expense totaled $1,138,000, $1,462,000 and $1,413,000 for the years ended July 31, 2007, 2006 and 2005, respectively.

Note 10 – Capital Lease

On March 30, 2007, the Company entered into a lease agreement for certain pasta equipment, which had previously been accounted for in a sale-leaseback transaction as discussed in Note 11, valued at $1.75 million. The equipment lease, which has a term of 5 years expiring on March 31, 2012, is classified as a capital lease.

The following is a schedule by years of the future minimum lease payments under the capital lease together with the present value of the net minimum lease payments as of July 31, 2007 (in thousands):

Year ending July 31:	
2008	$ 413
2009	413
2010	413
2011	413
Later Years	241
Total minimum lease payments	1,893
Less: Amount representing interest	(276)
Present value of net minimum lease payments	$ 1,617

The equipment is being depreciated over its estimated useful economic life and is included in the depreciation expense for the year ending July 31, 2007.

Certain pasta equipment under capital lease at July 31, 2007 (in thousands):

	2007
Equipment	$ 1,750
Less: Accumulated depreciation	(58)
Total	$ 1,692

Note 11 – Sale-Leaseback

The Company entered into a sale-leaseback transaction effective March 29, 2002, for certain pasta production equipment. Proceeds from the sale totaled $5 million. The lease, which was classified as operating, set forth an initial term of five years and called for lease payments of $72,000 per month. At the end of the initial lease term, the Company could renew the lease at fair rental value, terminate the lease and surrender the equipment with the payment of a 10% of equipment cost remarketing fee, or purchase the equipment for $1,750,000. The Company realized a gain on the sale of $255,000, which was deferred and was amortized in proportion to the gross rentals charged to expense over the five-year lease term. The Company entered into a capital lease for this pasta production equipment on March 30, 2007 for $1.75 million as discussed in Note 10.

Note 12 – Commitments and Contingencies

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2007, the Company had outstanding commitments for grain purchases totaling $17,211,000 related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill and are not derivative in nature as they have no net settlement provision and are not transferable.

Pursuant to certain warehouse agreements, the Company is obligated to minimum monthly storage and handling amounts totaling $2,527,000 for the year ending July 31, 2008.

The Company is subject to various lawsuits and claims which arise in the ordinary course of its business. While the results of such litigation and claims cannot be predicted with certainty, management believes the disposition of all such proceedings, individually or in aggregate, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 13 – Stock Option Plans

On January 31, 1997 the Cooperative's Compensation Committee of the Board of Directors (the "Compensation Committee") adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Cooperative members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into Equity Stock as a cooperative, and are now convertible into Common Stock and Series D Delivery Preferred Stock as a corporation at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio is proportionately adjusted if the Company increases the outstanding shares of Common Stock or Series D Delivery Preferred Stock, as applicable, without payment by or to the Company or the Company's shareholders for such additional shares (e.g. stock split, stock dividend or other action). Options granted under the Plan must be exercised within ten years from the date such options are granted. In the event of the employee's termination with the Company, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The Company's 2002 Stock Option Plan (the "2002 Plan") was adopted by the Board of Directors on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of the Company's Common Stock. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

On November 21, 2002 the Board of Directors adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual Meeting on January 11, 2003. The 2003 Plan covers 500,000 shares of the Company's Common Stock. Participation in this Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated there under. The stock options generally expire 10 years from the date of grant. If the employment of the Optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Continued

The following tables set forth information regarding stock options outstanding and exercisable:

	Options to purchase Series C Convertible Preferred Stock			
	Number of Series C Convertible Preferred Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2004	2,731	$100-$150	$112.56	2,731
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2005	2,731	$100-$150	$112.56	2,731
Exercised	–			
Granted	–			
Forfeited/Expired	(754)	$100	$100	
Outstanding at July 31, 2006	1,977	$100-$150	$117.35	1,977
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2007	1,977	$100-$150	$117.35	1,977

	Options to purchase Common Stock			
	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2004	374,980	$4.25-$6.25	$5.82	294,456
Exercised	–			
Granted	–			
Forfeited/Expired	–			
Outstanding at July 31, 2005	374,980	$4.25-$6.25	$5.82	334,722
Exercised	–			
Granted	141,256	$4.00	$4.00	
Forfeited/Expired	(130,399)	$4.00-$6.25	$5.81	
Outstanding at July 31, 2006	385,837	$4.00-$6.25	$5.16	242,517
Exercised	(5,550)	$4.00	$4.00	
Granted	272,726	$5.00	$5.00	
Forfeited/Expired	–			
Outstanding at July 31, 2007	653,013	$4.00-$6.25	$5.10	317,243

Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payment" (SFAS No. 123R). Under SFAS No. 123R, the Company is required to recognize, as expense, the estimated fair value of all share based payments to employees. In accordance with this standard, the Company has elected to recognize the compensation cost of all service based awards on a straight-line basis over the vesting period of the award. Performance based awards are recognized ratably for each vesting tranche. For the years ended July 31, 2007 and 2006, the Company recorded stock-based employee compensation expense of $210,000 and $65,000, respectively.

On October 19, 2006, the Board of Directors granted incentive stock options to purchase 272,726 shares of the Company's common stock at a per share exercise price of $5.00. The vesting of these options is subject to certain qualifications, including but not limited to, the continued employment of the optionee with the Company. Subject to the foregoing qualifications and certain other qualifications, fifty percent of these options vest on October 19, 2007, twenty-five percent vest on October 19, 2008, and twenty-five percent vest on October 19, 2009.

Prior to adopting SFAS No. 123R, the Company had elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and had adopted the pro forma disclosure requirements under SFAS No. 123, "Accounting for Stock-Based Compensation." Prior to August 1, 2005, the Company had not recognized any compensation expense under APB No. 25 upon the granting or exercise of stock options because the exercise price was equal to or greater than the market price of the underlying stock on the date of grant.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: 2007 – risk free interest rate of 4.7%, expected dividend yield of 1.0%, expected life of 5 years and volatility of 25%; 2006 - risk free interest rate of 4.4%, expected dividend yield of 1.0%, expected life of 5 years and volatility of 30%. The pro forma application of Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation" would not have had a material impact on net income and earnings per share for the year ended July 31, 2005.

A summary of the status of the Company's issued but nonvested stock options as of July 31, 2007, and changes during the year ended July 31, 2007, is presented below:

Nonvested Stock Options	Common Shares	Weighted-Average Grant-Date Fair Value
Nonvested at July 31, 2006	143,320	$ 4.03
Granted	272,726	$ 5.00
Vested	(80,276)	$ 4.05
Forfeited/Expired	–	
Nonvested at July 31, 2007	335,770	$ 4.81

As of July 31, 2007, there was approximately $296,000 of total unrecognized compensation cost related to nonvested employee stock options. That cost is expected to be recognized over a period of 2.25 years.

Note 14 – Related Party Transactions

Amounts due from executive officers totaled $47,000 as of July 31, 2007 and 2006.

In May 2007, the Company paid MVC Financial Services, Inc. and LaBella Holdings LLC $200,000 each in closing fees. The payments were based on 2% of the issuance of 1,000,000 shares of series F preferred stock at $10 per share and 1,000,000 shares of common stock at $10 per share. See Note 5 – Stockholders' Equity. MVC Financial Services, Inc. is an affiliate of MVC Capital, Inc., a holder of 5% or greater of the Company's Common Stock. Michael T. Tokarz, a director of the Company, is a stockholder and Chairman of MVC Capital, Inc. LaBella Holdings LLC is a holder of 5% or greater of the Company's Common Stock. Richard Thompson, a director of the Company, is a managing member of LaBella Holdings LLC.

Note 15 – Continued Dumping and Subsidy Offset Act of 2000

U.S. Customs and Border Protection ("Customs") has distributed antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"), which was enacted in October 2000. The Company received payments in the amount of $1,300,000, $1,103,000 and $425,000 in December 2006, 2005 and 2004, respectively, under the Offset Act. The net proceeds received under the Offset Act have been classified as Other Income on the Income Statement. The Company cannot reasonably estimate the potential amount, if any, that it may receive under the Offset Act in future periods as any such amount will be based upon future events over which the Company has little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

Note 16 – Quarterly Financial Data (Unaudited)

Summary quarterly results are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2007:				
Net revenues	$ 48,933	$ 47,174	$ 46,084	$ 48,871
Gross profit	6,073	5,102	6,834	7,478
Operating income	2,831	1,626	3,646	4,411
Net income	894	1,497	1,882	2,335
Basic net earnings per common share	0.07	0.11	0.14	0.20
Year ended July 31, 2006:				
Net revenues	$ 44,072	$ 42,490	$ 41,968	$ 42,979
Gross profit	5,240	4,366	6,403	6,596
Operating income	1,372	120	3,047	3,876
Net income	399	617	1,487	1,870
Basic net earnings per common share	0.03	0.01	0.11	0.15

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Continued

Note 17 - Subsequent Events

Effective September 21, 2007, the Company acquired the remaining units of DNA Dreamfields, increasing its ownership to 100%. Pursuant to the terms of the purchase agreement, the Company acquired the remaining units for an aggregate purchase price of $2,231,614 or $37,393 per purchased unit. In conjunction with this purchase, the Company eliminated the noncontrolling interest and reduced recorded goodwill associated with DNA Dreamfields in the Company's first quarter of fiscal year 2008. The Company will continue to include DNA Dreamfields in its consolidated financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Board of Directors and Stockholders
Dakota Growers Pasta Company, Inc.
Carrington, North Dakota

We have audited the accompanying consolidated balance sheets of Dakota Growers Pasta Company, Inc. and Subsidiary as of July 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years ended July 31, 2007, 2006, and 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Growers Pasta Company, Inc. and Subsidiary as of July 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years ended July 31, 2007, 2006, and 2005, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP
Minneapolis, Minnesota
October 25, 2007

BOARD OF DIRECTORS


John S. Dalrymple III


John D. Rice Jr.


Curtis R. Trulson


Eugene J. Nicholas


Roger A. Kenner


Jeffrey O. Topp


Allyn K. Hart


Michael T. Tokarz


James F. Link


Richard C. Thompson


Michael E. Warner

BOARD COMMITTEES

Compensation Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Audit Committee
Curtis R. Trulson
John S. "Jack" Dalrymple III
Michael E. Warner

Nomination Committee
John S. "Jack" Dalrymple III
John D. Rice Jr.
Timothy J. Dodd

Policy Committee
Allyn K. Hart
Curtis R. Trulson
James F. Link

EXECUTIVE OFFICERS

Timothy J. Dodd, President and Chief Executive Officer
Edward O. Irion, Chief Financial Officer

CORPORATE INFORMATION

Corporate Headquarters
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Auditors
Eide Bailly LLP
Minneapolis, MN

Inquiries Regarding Your Stock Holdings
CUSIP # 23422 P106

Registered Shareholders (shares held by you in your name) should address communications concerning statements, dividend payments, address changes, lost certificates and other administrative matters to:

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Customer Service: 1-800-468-9716
website: www.wellsfargo.com/shareownerservices

When inquiring about your stockholdings, please mention Dakota Growers Pasta Co., your name, Social Security number, address and telephone number.

Beneficial Shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Annual Meeting
January 5, 2008
Registration 11 a.m., Meeting 1 p.m.
Lake Region State College
1801 College Drive North
Devils Lake, ND 58301

Form 10-K
A copy of the Company's 2007 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's website or SEC's EDGAR system at www.sec.gov. It will also be furnished without charge upon written request to:

Investor Relations
Dakota Growers Pasta Company, Inc.
One Pasta Avenue, Carrington, ND 58421
701-652-2855

Website
www.dakotagrowers.com

Originally organized in 1991 as a cooperative of durum wheat growers, Dakota Growers Pasta Company, Inc. continues as the third largest producer of dry pasta products in North America. Dakota Growers is the leading supplier of retail store brand pasta and a leader in the foodservice and ingredient pasta markets. Processing plants are located in Carrington, North Dakota and New Hope, Minnesota. The Company employs approximately 435 people.

END

DAKOTA GROWERS PASTA CO.

One Pasta Avenue
Carrington, ND 58421
Phone: (701) 652-2855
Fax: (701) 652-3552
www.dakotagrowers.com